UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______.

Commission File Number 1-08164

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Novo Nordisk Pharmaceuticals 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Allé
DK-2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Novo Nordisk Pharmaceuticals, Inc.

By: ______________________________
Martin Soeters
President

Date: 6/28/02

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Table of Contents to Financial Statements and Additional Information
December 31, 2001 and 2000

	Page
Report of Independent Accountants	1
Financial Statements:	
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 6
Additional Information*:	
Schedule of Assets (Held at End of Year)	7

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2002

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments, at fair value:		
Trust funds	$ 44,758,185	$ 43,943,916
Common stock	19,733,762	16,477,946
Investments, at contract value:		
Trust funds	6,514,293	5,250,961
Participant notes receivable	1,440,482	1,013,652
	72,446,722	66,686,475
Receivables:		
Employer contributions	6,008	47,936
Participant contributions	1,549	32,077
Interest	-	758
Stock allocation receivable	114,739	-
	122,296	80,771
Cash	8,403	5,196
Net assets available for benefits	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets:		
Investment income		
Net (depreciation)/appreciation from trust funds	$ (4,020,778)	$ 2,419,506
Interest	455,163	1,767,016
Net appreciation on common stock	950,491	982,375
	(2,615,124)	5,168,897
Contributions		
Employers	7,099,181	4,402,794
Participants	5,772,847	3,876,999
Participants' rollover	1,158,279	633,315
	14,030,307	8,913,108
Transfers from related company's plan	-	2,618,183
Total additions	11,415,183	16,700,188
Deductions from net assets:		
Withdrawals/distributions	(5,610,204)	(6,048,903)
Total deductions	(5,610,204)	(6,048,903)
Net increase	5,804,979	10,651,285
Net assets at beginning of year	66,772,442	56,121,157
Net assets at end of year	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have three months of service. Novo Nordisk of North America, Inc. was added to the Plan during 2000 with an initial transfer of $2.6 million. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies contributions are discretionary. For the years ended December 31, 2001 and 2000, the Companies cash contributions represent 8% of each participant's annual compensation. The Companies also make additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

Vesting
Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Notes Receivable
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2001 and 2000 were $0.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Accounting Policies

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of the various trust funds, which are invested in short-term investments or guaranteed investment contracts, are valued at contract value, which approximates fair value. Participant loans are valued at contract value, which approximates fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. **Income Tax**

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated January 28, 2000. The Companies believe that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

4. **Investments**

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"). The following table presents the Plan's investments as of December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	$12,014,968	$10,746,228
MFS Mass Inv. Growth Stock Fund	5,853,876	7,967,063
INVESCO Total Return Fund	5,640,950	5,977,184
Schwab S&P 500 – Investor SHS	5,530,624	5,270,320
Janus Fund	3,783,184	4,884,097
Common stocks:		
Novo Nordisk A/S, American Depository Shares	17,910,104	13,502,534
Investments at contract value:		
Trust funds:		
Schwab Value Advantage Fund	6,513,760	5,248,839

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Schedule of Assets (Held at End of Year) as of December 31, 2001

	Cost	Fair Value
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	**	$12,014,968
MFS Mass Inv. Growth Stock Fund	**	5,853,876
INVESCO Total Return Fund	**	5,640,950
* Schwab S&P 500 – Investor SHS	**	5,530,624
Janus Fund	**	3,783,184
Franklin US Gov't Securities	**	3,561,374
Safeco Growth Fund	**	2,222,480
* Schwab Asset Dir High Growth Fund	**	1,643,138
Europacific Growth Fund	**	1,467,570
* Schwab Asset Dir Balanced Growth Fund	**	1,370,777
GAM International Fund	**	883,850
* Schwab Asset Dir Conservative Growth Fund	**	785,394
		44,758,185
Common stocks:		
* Novo Nordisk A/S, American Depository Shares	**	17,910,104
Bristol-Myers Squibb Company, Common Stock	**	1,823,658
		19,733,762
Investments at contract value:		
Trust funds:		
* Schwab Gov't Money Fund	**	234
* Schwab US Treasury Money Fund	**	299
* Schwab Value Advantage Fund	**	6,513,760
		6,514,293
* Participant notes receivable		1,440,482
Total investments		$72,446,722

* Party-in-interest.

** Cost information not required for participant directed investments.

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Table of Contents to Financial Statements and Additional Information
December 31, 2001 and 2000

	Page
Report of Independent Accountants	1
Financial Statements:	
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 6
Additional Information*:	
Schedule of Assets (Held at End of Year)	7

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2002

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments, at fair value:		
Trust funds	$ 44,758,185	$ 43,943,916
Common stock	19,733,762	16,477,946
Investments, at contract value:		
Trust funds	6,514,293	5,250,961
Participant notes receivable	1,440,482	1,013,652
	72,446,722	66,686,475
Receivables:		
Employer contributions	6,008	47,936
Participant contributions	1,549	32,077
Interest	-	758
Stock allocation receivable	114,739	-
	122,296	80,771
Cash	8,403	5,196
Net assets available for benefits	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets:		
Investment income		
Net (depreciation)/appreciation from trust funds	$ (4,020,778)	$ 2,419,506
Interest	455,163	1,767,016
Net appreciation on common stock	950,491	982,375
	(2,615,124)	5,168,897
Contributions		
Employers	7,099,181	4,402,794
Participants	5,772,847	3,876,999
Participants' rollover	1,158,279	633,315
	14,030,307	8,913,108
Transfers from related company's plan	-	2,618,183
Total additions	11,415,183	16,700,188
Deductions from net assets:		
Withdrawals/distributions	(5,610,204)	(6,048,903)
Total deductions	(5,610,204)	(6,048,903)
Net increase	5,804,979	10,651,285
Net assets at beginning of year	66,772,442	56,121,157
Net assets at end of year	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have three months of service. Novo Nordisk of North America, Inc. was added to the Plan during 2000 with an initial transfer of $2.6 million. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies contributions are discretionary. For the years ended December 31, 2001 and 2000, the Companies cash contributions represent 8% of each participant's annual compensation. The Companies also make additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

Vesting
Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Notes Receivable
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2001 and 2000 were $0.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Accounting Policies

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of the various trust funds, which are invested in short-term investments or guaranteed investment contracts, are valued at contract value, which approximates fair value. Participant loans are valued at contract value, which approximates fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. **Income Tax**

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated January 28, 2000. The Companies believe that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

4. **Investments**

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"). The following table presents the Plan's investments as of December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	$12,014,968	$10,746,228
MFS Mass Inv. Growth Stock Fund	5,853,876	7,967,063
INVESCO Total Return Fund	5,640,950	5,977,184
Schwab S&P 500 – Investor SHS	5,530,624	5,270,320
Janus Fund	3,783,184	4,884,097
Common stocks:		
Novo Nordisk A/S, American Depository Shares	17,910,104	13,502,534
Investments at contract value:		
Trust funds:		
Schwab Value Advantage Fund	6,513,760	5,248,839

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Schedule of Assets (Held at End of Year) as of December 31, 2001

	Cost	Fair Value
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	**	$12,014,968
MFS Mass Inv. Growth Stock Fund	**	5,853,876
INVESCO Total Return Fund	**	5,640,950
* Schwab S&P 500 – Investor SHS	**	5,530,624
Janus Fund	**	3,783,184
Franklin US Gov't Securities	**	3,561,374
Safeco Growth Fund	**	2,222,480
* Schwab Asset Dir High Growth Fund	**	1,643,138
Europacific Growth Fund	**	1,467,570
* Schwab Asset Dir Balanced Growth Fund	**	1,370,777
GAM International Fund	**	883,850
* Schwab Asset Dir Conservative Growth Fund	**	785,394
		44,758,185
Common stocks:		
* Novo Nordisk A/S, American Depository Shares	**	17,910,104
Bristol-Myers Squibb Company, Common Stock	**	1,823,658
		19,733,762
Investments at contract value:		
Trust funds:		
* Schwab Gov't Money Fund	**	234
* Schwab US Treasury Money Fund	**	299
* Schwab Value Advantage Fund	**	6,513,760
		6,514,293
* Participant notes receivable		1,440,482
Total investments		$72,446,722

* Party-in-interest.

** Cost information not required for participant directed investments.

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Table of Contents to Financial Statements and Additional Information
December 31, 2001 and 2000

	Page
Report of Independent Accountants	1
Financial Statements:	
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 6
Additional Information*:	
Schedule of Assets (Held at End of Year)	7

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2002

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments, at fair value:		
Trust funds	$ 44,758,185	$ 43,943,916
Common stock	19,733,762	16,477,946
Investments, at contract value:		
Trust funds	6,514,293	5,250,961
Participant notes receivable	1,440,482	1,013,652
	72,446,722	66,686,475
Receivables:		
Employer contributions	6,008	47,936
Participant contributions	1,549	32,077
Interest	-	758
Stock allocation receivable	114,739	-
	122,296	80,771
Cash	8,403	5,196
Net assets available for benefits	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets:		
Investment income		
Net (depreciation)/appreciation from trust funds	$ (4,020,778)	$ 2,419,506
Interest	455,163	1,767,016
Net appreciation on common stock	950,491	982,375
	(2,615,124)	5,168,897
Contributions		
Employers	7,099,181	4,402,794
Participants	5,772,847	3,876,999
Participants' rollover	1,158,279	633,315
	14,030,307	8,913,108
Transfers from related company's plan	-	2,618,183
Total additions	11,415,183	16,700,188
Deductions from net assets:		
Withdrawals/distributions	(5,610,204)	(6,048,903)
Total deductions	(5,610,204)	(6,048,903)
Net increase	5,804,979	10,651,285
Net assets at beginning of year	66,772,442	56,121,157
Net assets at end of year	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have three months of service. Novo Nordisk of North America, Inc. was added to the Plan during 2000 with an initial transfer of $2.6 million. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies contributions are discretionary. For the years ended December 31, 2001 and 2000, the Companies cash contributions represent 8% of each participant's annual compensation. The Companies also make additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

Vesting
Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Notes Receivable
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2001 and 2000 were $0.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Accounting Policies

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of the various trust funds, which are invested in short-term investments or guaranteed investment contracts, are valued at contract value, which approximates fair value. Participant loans are valued at contract value, which approximates fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Income Tax

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated January 28, 2000. The Companies believe that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

4. Investments

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"). The following table presents the Plan's investments as of December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	$12,014,968	$10,746,228
MFS Mass Inv. Growth Stock Fund	5,853,876	7,967,063
INVESCO Total Return Fund	5,640,950	5,977,184
Schwab S&P 500 – Investor SHS	5,530,624	5,270,320
Janus Fund	3,783,184	4,884,097
Common stocks:		
Novo Nordisk A/S, American Depository Shares	17,910,104	13,502,534
Investments at contract value:		
Trust funds:		
Schwab Value Advantage Fund	6,513,760	5,248,839

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Schedule of Assets (Held at End of Year) as of December 31, 2001

	Cost	Fair Value
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	**	$12,014,968
MFS Mass Inv. Growth Stock Fund	**	5,853,876
INVESCO Total Return Fund	**	5,640,950
* Schwab S&P 500 – Investor SHS	**	5,530,624
Janus Fund	**	3,783,184
Franklin US Gov't Securities	**	3,561,374
Safeco Growth Fund	**	2,222,480
* Schwab Asset Dir High Growth Fund	**	1,643,138
Europacific Growth Fund	**	1,467,570
* Schwab Asset Dir Balanced Growth Fund	**	1,370,777
GAM International Fund	**	883,850
* Schwab Asset Dir Conservative Growth Fund	**	785,394
		44,758,185
Common stocks:		
* Novo Nordisk A/S, American Depository Shares	**	17,910,104
Bristol-Myers Squibb Company, Common Stock	**	1,823,658
		19,733,762
Investments at contract value:		
Trust funds:		
* Schwab Gov't Money Fund	**	234
* Schwab US Treasury Money Fund	**	299
* Schwab Value Advantage Fund	**	6,513,760
		6,514,293
* Participant notes receivable		1,440,482
Total investments		$72,446,722

* Party-in-interest.

** Cost information not required for participant directed investments.

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Table of Contents to Financial Statements and Additional Information
December 31, 2001 and 2000

	Page
Report of Independent Accountants	1
Financial Statements:	
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 6
Additional Information*:	
Schedule of Assets (Held at End of Year)	7

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2002

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments, at fair value:		
Trust funds	$ 44,758,185	$ 43,943,916
Common stock	19,733,762	16,477,946
Investments, at contract value:		
Trust funds	6,514,293	5,250,961
Participant notes receivable	1,440,482	1,013,652
	72,446,722	66,686,475
Receivables:		
Employer contributions	6,008	47,936
Participant contributions	1,549	32,077
Interest	-	758
Stock allocation receivable	114,739	-
	122,296	80,771
Cash	8,403	5,196
Net assets available for benefits	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets:		
Investment income		
Net (depreciation)/appreciation from trust funds	$ (4,020,778)	$ 2,419,506
Interest	455,163	1,767,016
Net appreciation on common stock	950,491	982,375
	(2,615,124)	5,168,897
Contributions		
Employers	7,099,181	4,402,794
Participants	5,772,847	3,876,999
Participants' rollover	1,158,279	633,315
	14,030,307	8,913,108
Transfers from related company's plan	-	2,618,183
Total additions	11,415,183	16,700,188
Deductions from net assets:		
Withdrawals/distributions	(5,610,204)	(6,048,903)
Total deductions	(5,610,204)	(6,048,903)
Net increase	5,804,979	10,651,285
Net assets at beginning of year	66,772,442	56,121,157
Net assets at end of year	$ 72,577,421	$ 66,772,442

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have three months of service. Novo Nordisk of North America, Inc. was added to the Plan during 2000 with an initial transfer of $2.6 million. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies contributions are discretionary. For the years ended December 31, 2001 and 2000, the Companies cash contributions represent 8% of each participant's annual compensation. The Companies also make additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

Vesting
Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Notes Receivable
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2001 and 2000 were $0.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Accounting Policies

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of the various trust funds, which are invested in short-term investments or guaranteed investment contracts, are valued at contract value, which approximates fair value. Participant loans are valued at contract value, which approximates fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Income Tax

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated January 28, 2000. The Companies believe that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

4. Investments

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"). The following table presents the Plan's investments as of December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	$12,014,968	$10,746,228
MFS Mass Inv. Growth Stock Fund	5,853,876	7,967,063
INVESCO Total Return Fund	5,640,950	5,977,184
Schwab S&P 500 – Investor SHS	5,530,624	5,270,320
Janus Fund	3,783,184	4,884,097
Common stocks:		
Novo Nordisk A/S, American Depository Shares	17,910,104	13,502,534
Investments at contract value:		
Trust funds:		
Schwab Value Advantage Fund	6,513,760	5,248,839

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

Schedule of Assets (Held at End of Year) as of December 31, 2001

	Cost	Fair Value
Investments at fair value:		
Trust funds:		
Scudder-Dreman High Return Equity	**	$12,014,968
MFS Mass Inv. Growth Stock Fund	**	5,853,876
INVESCO Total Return Fund	**	5,640,950
* Schwab S&P 500 – Investor SHS	**	5,530,624
Janus Fund	**	3,783,184
Franklin US Gov't Securities	**	3,561,374
Safeco Growth Fund	**	2,222,480
* Schwab Asset Dir High Growth Fund	**	1,643,138
Europacific Growth Fund	**	1,467,570
* Schwab Asset Dir Balanced Growth Fund	**	1,370,777
GAM International Fund	**	883,850
* Schwab Asset Dir Conservative Growth Fund	**	785,394
		44,758,185
Common stocks:		
* Novo Nordisk A/S, American Depository Shares	**	17,910,104
Bristol-Myers Squibb Company, Common Stock	**	1,823,658
		19,733,762
Investments at contract value:		
Trust funds:		
* Schwab Gov't Money Fund	**	234
* Schwab US Treasury Money Fund	**	299
* Schwab Value Advantage Fund	**	6,513,760
		6,514,293
* Participant notes receivable		1,440,482
Total investments		$72,446,722

* Party-in-interest.

** Cost information not required for participant directed investments.